Mail Stop 3561
										May 26, 2006


By U.S. Mail

Mr. Matthew H. Paull
Corporate Senior Executive
  Vice President and Chief Financial
   Officer
McDonald`s Corporation
McDonald`s Plaza
Oak Brook, Illinois  60523


	RE: 	McDonald`s Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2005
      File No. 1-05231


Dear Mr. Paull:

      We have reviewed your filing solely for the issues identified below and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff.
Please respond within ten (10) business days.


Form  10-K for the for the year ended December 31, 2005
Item 6.  Selected Financial Data, page 12

1. Revise future filings to balance your presentation of cash provided by operations with disclosures of cash flows from investing and financing activities for each year presented.

Financial Statements
Summary of Significant Accounting Policies
Long-lived assets, page 40

2. We note that you initially group assets together at the television market level in the U.S. and at the country level for each of the international markets for purposes of annually reviewing your restaurant assets for impairment. Supplementally tell us, with a view toward expanded disclosure in future filings, how you determined that cash flows of single restaurants are not independent for purposes of initially grouping assets for purposes of performing your recoverability test pursuant to paragraph 10 of SFAS 144. We may have further comments.

Other

3. Please revise your notes to your financial statements in future filings to disclose commitments and contingencies, including management`s assessment of loss contingencies as required by SFAS
5.


********

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Katherine Mathis at (202) 551-3313 or Lyn
Shenk
at (202) 551-3380 if you have questions on the above comments.
You
may also contact me at (202) 551-3813 if you have any other questions.




      Sincerely,



								Linda Cvrkel
								Branch Chief


Mr. Matthew H. Paull
McDonald's Corporation
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